EXHIBIT (a)(10)


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[LETTERHEAD OF WESTWOOD FINANCIAL CORPORATION]

                                                                  NEWS RELEASE

For further information on this release call

William J. Woods
Chairman

Joanne Miller
Vice President
(201) 666-5002



                         Westwood Financial Corporation
                      Share Repurchase Preliminary Results

    Westwood, New Jersey -- January 13, 1997 -- Westwood Financial Corporation (Nasdaq - "WWFC"), the parent holding company of Westwood Savings Bank (the
"Bank") announced today that the "Modified Dutch Auction" self-tender offer which was commenced on November 25, 1996 and extended on December 27, 1996 expired at 5:00 p.m., Eastern time, January 10, 1997. Shareholders tendered approximately 1,431 shares. It appears that the purchase price will be $15.00 per share. The numbers and prices set forth above are subject to verification in the final count, which is not expected to be completed for several days.